[CORRESPONDENCE]

United States Cellular Corporation
8410 W. Bryn Mawr Avenue
Chicago, Illinois 60631

(773) 399-8900

February 25, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             United States Cellular Corporation

Registration Statement on Form S-3

Dear Sir or Madam:

On behalf of United States Cellular Corporation, a Delaware corporation (the “Company”), a subsidiary of Telephone and Data Systems, Inc., transmitted on the date hereof through the EDGAR electronic filing system is the Company’s Registration Statement on Form S-3.

The registration fee has been calculated in accordance with Regulation 457(o) under the Securities Act of 1933 based on the current statutory fee of $116.20 per million.  A filing fee of $68,200 was previously paid (including by offsetting fees from prior registration statements) by the Registrant in connection with Registration No. 333-188971, which was initially filed on May 31, 2013, and was amended by Amendment No. 1 on August 30, 2013, relating to the registration of $500,000,000 of securities.  On December 8, 2014, the registrant issued $275,000,000 of such securities, leaving $225,000,000 unsold.  Pursuant to Rule 457(p), the Registrant hereby offsets the previously paid registration fees relating to such unsold securities against the total amount of the registration fee due for this Registration Statement.  Accordingly, the Registrant hereby offsets $30,690 from Registration No. 333-188971 against the registration fee of $58,100 due for this Registration Statement, and has paid the remaining difference of $27,410 by wire transfer prior to making this filing. The unsold securities covered by Registration No. 333-188971 shall be deemed deregistered.

Pursuant to Section III.B.2 of Staff Legal Bulletin No. 1, this is to advise the Staff that, on February 10, 2015, the Company filed a confidential treatment request (“CTR”) with respect to portions of certain material agreements, which CTR is pending on the date hereof.  The Company understands that, in addition to the completion of any review of the Registration Statement by the Staff, the CTR must be completed before the Company can request that the effectiveness of the Registration Statement be accelerated.

If you wish to discuss the Registration Statement at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please call Alfred N. Sacha of Sidley Austin LLP at (312) 853-2939.  Thank you.

Very truly yours,

UNITED STATES CELLULAR CORPORATION

By:	/s/ Douglas D. Shuma
Douglas D. Shuma
Chief Accounting Officer